OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

PT Motion Works, Inc.

740 E Solana Circle, Solana Beach, CA 92075

888.796.8227

www.elliptigo.com



Up to 153,846 shares of Series D-1 Preferred Non-Voting Stock

Minimum purchase: 100 shares ($650)

	Number of Shares	Price to Public *	Commissions *	Proceeds to the Company *
Per share	1	$6.50	$0.1625	$6.3375
Target offering amount	7,693	$50,004.50	$1,250.11	$48,754.39
Maximum offering amount	153,846	$999,999	$24,999.98	$974,999.02

* The fee for posting on StartEngine.com is 5% of the total funds raised. This fee is being split between the Company and investors in this offering. A 2.5% surcharge, or $0.1625 per share, will be added to each purchase. This surcharge is in addition to the per share price and is not calculated as a part of the target offering amount or the maximum offering amount.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

FORWARD-LOOKING STATEMENTS

This Offering Memorandum contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

In this Offering Memorandum, the term "we," "us," "our" or "the Company" refers to PT Motion Works, Inc. and its consolidated subsidiaries, ElliptiGO Incorporated and ElliptiGO, Ltd.

THE COMPANY AND ITS BUSINESS

The Company's business

PT Motion Works, Inc., through its wholly owned subsidiaries ElliptiGO Incorporated and ElliptiGO, Ltd., designs, markets, sells and distributes elliptical bicycles and related accessories in the United States and around the world. We made our first sale in 2010 and since then have generated more than $30 million in revenue and shipped more than 19,000 elliptical bicycles. We currently offer four models of elliptical bicycles: the long-stride ElliptiGO 3C, ElliptiGO 8C and ElliptiGO 11R and the compact-stride ElliptiGO Arc. We intend to introduce two additional compact-stride models in 2017 as well as a stationary trainer system that will enable all of our elliptical bicycles to be used in a stationary capacity.

We sell our products through four major channels: direct-to-consumer; through retailers; direct to sports teams at the high school, college and professional levels; and through international distribution partners. We sell direct-to-consumer primarily through our website, over the phone, and through Amazon.com. We have established relationships with more than 250 specialty retail locations in the United States and we expect to continue to add additional specialty retail partners as well as more mass-market retailers in the future. ElliptiGOs are currently being used by more than 100 high school, college and professional teams around the world and we are continuing to grow that market. Finally, we have established relationships with more than a dozen international distribution partners.

We hold 34 issued patents (18 utility, 16 design) in 7 countries and currently have 11 additional patents pending (9 utility, 2 design). In addition, we are the exclusive licensee of two patents issued in the United States and Taiwan that cover the use of the elliptical trainer motion to propel a vehicle that were granted to Larry Miller, the inventor of the indoor elliptical trainer (the "Miller patents"). We also have registered the ElliptiGO trademark in several countries with additional countries pending and hold more than 50 Internet domain names related to ElliptiGO and elliptical cycling.

Our company is run by a team of 21 full-time and 2 part-time employees, ten of whom have been with the company for more than five years. In 2013 we installed an enterprise resource planning system (ERP) from Netsuite that is capable of scaling with our growth for the foreseeable future. We currently have more than $1 million worth of inventory, more than $500,000 in cash on hand, and more than $200,000 in receivables.

The reason we are in business is because we believe that there is a very large opportunity for an outdoor recreation and exercise device that delivers the benefits of the indoor elliptical trainer while providing the utility and enjoyment of a conventional bicycle.

Introduced in 1995, the indoor elliptical trainer was the fastest growing segment of fitness equipment for more than a decade and is now one of the most popular forms of exercise in the world. In 2015, sales of elliptical trainers exceeded $1.2 billion in the United States alone and 28 million Americans used an elliptical trainer for exercise. Although the elliptical trainer dominates the fitness landscape, it has one major limitation: it is a stationary piece of equipment. We believe this constrains its utility and its popularity.

Studies show that most people prefer to exercise outdoors and that outdoor exercise is more beneficial than indoor exercise. This is supported by the fact that more runners run outdoors than on a treadmill and more cyclists ride outdoors than on a stationary bike.

2015 U.S. Participation Comparison   *2015 U.S. Sales Comparison*

	Indoor	Outdoor
Running	30 million	48 million
Adult Cycling	36 million	38 million
Elliptical Training	28 million	**Opportunity**

	Indoor	Outdoor
Running	$1.3B	No equipment
Adult Cycling	$0.5B	$2.2B
Elliptical Training	$1.2B	**Opportunity**

We believe that the elliptical trainer's popularity derives from its unique combination of being low-impact and comfortable while offering the opportunity for a vigorous workout. Running is vigorous, but it is a high-impact exercise. Cycling is low-impact, but most people find the bike seat and riding position to be uncomfortable. Many people also find that it takes much longer to get in a good workout while cycling than it does while running or using the elliptical trainer.

Our business thesis is if we can create an outdoor device that delivers similar benefits as the indoor elliptical trainer and performs similarly to a conventional road bike, then we should see a similar kind of adoption for this "elliptical bicycle" as we did for the elliptical trainer, only on a larger scale because of the relative sizes of the indoor and outdoor industries. If we are correct, then we believe a fully-developed outdoor elliptical bicycle market in the United States could attract between 40 million and 50 million participants and generate annual revenues of $1-2 billion. Globally, if we're right, we believe the industry could enjoy annual revenues of $3-5 billion.

Our company is built on this thesis and we believe in it wholeheartedly because we have seen categories like this develop in society consistently throughout the past several decades. The 1980s saw the mountain bike boom. In the 1990s snowboarding exploded in popularity. In the 2000s the elliptical trainer took over the cardio fitness landscape. More recently, stand-up paddleboards have become the "it" outdoor product. We believe that the elliptical bike category is well-positioned to become the next revolution in recreation and fitness and we believe that ElliptiGO's brand position and intellectual property portfolio will enable it to extract a significant amount of value from the growth of the industry.

Our exit strategy is to be acquired by a leading fitness or cycling company. This year we had substantive conversations with a number of leading players in the cycling and fitness industries to gauge their interest in acquiring our business. We concluded from the discussions that several of these companies are aware of, and interested in, the elliptical cycling space; but are waiting until we are larger and the market is more proven before they would be willing to invest into it. This

reinforces our belief that we are on the right path and that an acquisition could take place once the industry begins to take off.

The fitness and bicycle industries are well developed and dominated by several large players. The supply chain, manufacturing processes, and distribution networks are established and well understood. We believe that our position as the leading brand in this new industry that holds the key intellectual property underlying the industry will lead the market leaders in fitness and cycling to conclude that acquiring PT Motion Works is the most efficient path to capturing the large global market opportunity that elliptical cycling presents. If we are successful, we would seek to be acquired by a leading fitness or bicycle company in the next 3-4 years.

Competition

Our primary competition consists of bicycles and indoor elliptical trainers. We believe that those are the substitute products that our target customers are purchasing instead of ElliptiGO products. The primary advantages these categories appear to have over our products are awareness, price point and general acceptance in society. We have made great strides in all three of these areas over the past seven years and we plan to continue to attack them by investing in marketing, introducing lower-priced products, and getting more influencers and customers riding our bikes.

After our primary competition of bicycles and indoor elliptical trainers, there are a handful of companies making elliptically-driven outdoor products that compete with the ElliptiGO. We do not believe that any of these companies have achieved enough scale to materially impact our business at this point. We also believe that these competitors infringe on one or more patents that we hold. We have not enforced our intellectual property against them yet because they do not appear large enough to make doing so economically profitable for us and they do not appear to be adversely impacting our sales. However, if they do generate a material impact on the market, we do intend to enforce our intellectual property against them. Additionally, we are constantly on the lookout for a credible player to launch a competitive product and expect that will happen in the near future.

Further information about the Company and its business appears at the "Company" tab on the Company's profile on StartEngine.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers and directors

The Company has 21 full-time and 2 part-time employees, including the following officers who are employed full-time:

Bryan Pate	Co-founder, CEO, Director
Brent Teal	Co-founder, CTO, Director
Bryce Whiting	VP of Sales
Beth Visscher	Director of Operations
Raphael Weishaupt	VP of Marketing

Bryan Pate

Bryan co-founded the Company in 2008 and as CEO leads the Company's strategic planning efforts. His expertise is in strategy, marketing, and new product development. Bryan's experience includes working as a consultant for McKinsey & Co., leading new product development efforts for Palomar Technologies (formerly a division of Hughes Aircraft Co.), and commanding a platoon of U.S. Marine Corps Scout Snipers. Bryan is a former Ironman triathlete and accomplished endurance athlete. He holds a B.S. from Stanford University and a J.D. from Columbia University.

Brent Teal

Brent co-founded the Company in 2008 and as CTO leads the Company's engineering efforts. His expertise is in mechanical engineering and new product development. Brent began his career at General Electric and has more than 20 years of experience designing and building new products for a wide range of industries. He is a competitive ultramarathoner and former Ironman triathlete. He holds a B.S. in Mechanical Engineering from the University of Colorado at Boulder.

Bryce Whiting

Bryce joined the Company in 2009 and leads the Company's sales efforts. He has more than 17 years of sales and marketing experience across a variety of industries in addition to serving 5 years as a naval officer. He is a former NCAA Division I lacrosse player and accomplished endurance athlete, having completed 16 marathons, including the Boston Marathon three times. Bryce holds a B.S. from the United States Naval Academy.

Beth Visscher

Beth joined the Company in December 2010 and leads the Company's customer service and operations teams. She has more than a dozen years of experience gained from operations roles at several companies including DC Shoes and Quiksilver. Beth holds a bachelor's degree from the University of Richmond.

Raphael Weishaupt

Raphael joined the Company in July 2015 and leads the Company's marketing efforts. From 2012 until June 2015, he was employed by Qualcomm, first as director of marketing for EMEA and then as director of global consumer marketing. He has more than 18 years of marketing experience gained from marketing roles at General Electric, eBay, and Qualcomm. Raphael holds a bachelor's degree in marketing from Wirtschaftsschule KV Baden in Switzerland and an Executive MBA from the Kellogg School of Management at Northwestern University.

Related party transactions

The Company has not engaged in any transactions with related parties in the last three years.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the principal risks that relate to the Company and its business:

Our patents and other intellectual property could be unenforceable or ineffective

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company.

Patents are limited in their impact to the country of issue. The Company currently possesses the rights to one or more issued patents in Australia, China, Canada, France, Germany, Taiwan, the United Kingdom, and the United States. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets.

The Company has entered into sublicensing discussions with three other entities so far. One of these discussions resulted in the consummation of a sublicense. During these discussions, one potential sublicensee raised concerns that the Miller patents are unenforceable and/or voidable under the doctrines of "anticipation" and "inequitable conduct." The "anticipation" challenge means that they believe there is prior art that invalidates some of the patent claims and the "inequitable conduct" challenge means that they believe the inventor acted in bad faith during the patenting process.

If the inequitable conduct argument proved meritorious in litigation, the patent would be rendered void. If the anticipation claim were successful, then those portions of the patent pertaining to the potential sublicensee's device might not be enforceable, although the remaining claims could remain enforceable. We disagree with these contentions and we believe that we will be able to successfully enforce these patents against competitors. However, we may be incorrect in our analysis and if either or both of these contentions are valid, then one or both of the Miller patents could become unenforceable, which could significantly impact the value of your investment.

There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property

Because our product is a mechanical device related to the bicycle, there is a large body of prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad.

Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

The cost of enforcing our patents could prevent us from enforcing them

Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

This is a new and unproven industry

The elliptical bicycle is a completely new product that we have recently introduced into the crowded field of outdoor fitness devices. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In

addition, it is possible that no company will be able to create an outdoor elliptical product that generates significant sales, rendering our intellectual property worthless.

Remember, we have launched a product that overlaps with two well established industries – bicycles and elliptical trainers. It could be very difficult to persuade a large number of the participants in these industries to try something new and expensive. The Company will only be able to create value if people are persuaded to buy elliptical bikes. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

In conjunction with this financing, we are concurrently raising up to an additional $4 million in equity in a private placement under Regulation D to support our marketing and new product development efforts. It is possible that we will not be successful in raising all or part of this private placement and therefore may not have the resources we believe are necessary to execute our marketing and product development plans. This would likely slow our growth rate in 2017 and beyond, causing your investment to become substantially less valuable.

There are several potential competitors who are better positioned than we are to take the majority of the market

The bicycle and fitness industries are well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

Our current or future products could have a latent design flaw or manufacturing defect

Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

We have had two product recalls so far. The first took place in October 2012 and affected approximately 200 ElliptiGO 11Rs. It was the result of a manufacturing defect in the carbon fiber drive arms that reduced the strength of the part. We are aware of four instances where a carbon fiber drive arm broke during normal operation and no injuries were reported. Because there were so few customers involved, we were able to contact all of them and replace all of their drive arms. We also switched drive arm suppliers as a result of this issue.

In October 2013 we initiated our second recall. This recall involved approximately 8,000 ElliptiGO 3C, 8C and 11R models. This recall was prompted by a single fork getting through our manufacturing process and quality control checks without being properly welded and ten instances where a drive arm had detached from its respective crank arm because of overtightened screws. One person fell after their drive arm detached, causing minor lacerations. They did not make a request for compensation for any injuries. This recall was concluded in 2014.

Recalls are an inherent risk in this industry and we expect that there will be additional recalls of elliptical bicycles in the future. We believe we now thoroughly understand the recall process and have established procedures to deal with recalls in the future.

Our new products could fail to achieve the sales traction we expect

Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face technological challenges

We may discover that the optimal retail price points for elliptical bicycles are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

The nature of the product means there is a high likelihood we will face product liability lawsuits

We sell a product that requires balance, coordination, and skill to use and enables people to propel themselves at relatively high speeds. Thousands of people are injured or killed every year using bicycles, skateboards, scooters, and other devices that are similar to the elliptical bike. As a result, these industries experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our operating subsidiaries, ElliptiGO Incorporated and ElliptiGO, Ltd., which would significantly reduce the value of your investment.

Although we have never been sued, we did receive several letters following the October 2013 recall of approximately 8,000 ElliptiGO 3C, 8C and 11R models, claiming that a customer had been injured as a result of falling off of their ElliptiGO. In our opinion, none of these letters addressed incidents related to the recall. Our insurance company has denied all of these claims and we have no reason to believe that they will be pursued. We have paid one claim arising from an injury that occurred in 2014 that resulted from a failed load wheel. We paid our $10,000 self-insured retainer and the insurance company paid $50,000 to offset the medical costs related to a shoulder surgery that followed the incident. The load wheels have since been redesigned and our policies regarding wheel lifespan and the need to replace cracked load wheels have been updated to address the underlying issue that caused the injury.

We could fail to achieve the growth rate we expect even with additional investments

We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on a single partner based in Taiwan to source and assemble our products. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are subject to changes in foreign currency exchange rates.

We purchase our elliptical bicycle products in New Taiwan dollars from our partner in Taiwan. As a result, the price we pay for our elliptical bicycle products in U.S. dollars depends on the exchange rate between the U.S. dollar and the New Taiwan dollar. Over the past several years, this exchange rate has had material fluctuations and we expect it will continue to fluctuate. If the U.S. dollar becomes significantly weaker compared to the New Taiwan dollar, our elliptical bicycle products will likely cost us more to purchase and adversely impact the economics of our business and your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us

We extend credit terms to many of our retail partners in the United States. The retail industry has experienced recent turmoil, including, in particular, specialty retailers across all three of our channels (specialty bicycle, specialty fitness, and specialty running). As a result, it is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely impact the value of your investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the cycling or fitness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely.

Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business.

Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The table below shows the owners of 20% or more of the voting securities of the Company, as of December 1, 2016.

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
Bryan Pate	950,000 shares of Common Stock	23.8%
Brent Teal	1,050,000 shares of Common Stock	26.3%

Classes of securities

The following description summarizes the most important terms of the Company's capital stock.

Preferred Stock

The Company is authorized to issue up to 3,000,000 shares of preferred stock:

- 1,146,664 shares have been designated as Series A-1 through Series A-4 Preferred Stock (together, the "Series A Preferred Stock") and are issued and outstanding,
- 415,000 shares have been designated as Series B Preferred Stock and are issued and outstanding,
- 340,908 shares have been designated as Series C and Series C-1 Preferred Stock and are issued and outstanding,
- 620,000 shares have been designated as Series D Preferred Stock , and
- 153,846 have been designated as Series D-1 Preferred Non-Voting Stock (the "Series D-1 Preferred Stock").

The Company is offering Series D-1 Preferred Stock in this offering, which contains substantially similar rights, preferences, and privileges, as other series of preferred stock, except as described below. The Company is currently offering the Series D Preferred Stock in an offering concurrent with this offering, made under Rule 506(c) under the Securities Act, at the same price as the Series D-1 Preferred Stock.

Conversion Rights

Shares of preferred stock are convertible, at the option of the holder, at any time, into fully-paid nonassessable shares of the Company's common stock at the then-applicable conversion rate. At the date of this Offering Memorandum, the conversion rate for each series of preferred stock is one share of common stock, per one share of preferred stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of common stock.

Additionally, each share of preferred stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than $5.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate net cash proceeds to the Company of not less than $20,000,000, or, in the case of each series, upon the receipt by the Company of a written request for such conversion from the holders of 66 2/3% of the then outstanding shares of that particular series voting as a single class and on an as-converted basis. Shares converted automatically will convert in the same manner as a voluntary conversion.

Voting Rights

Holders of Series D-1 Preferred Stock (which are being offered in this offering) will not have voting rights. However, each holder of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock (the "Voting Preferred Shares") is entitled to that number of votes equal to the number of votes of shares of common stock into which such shares are convertible. Fractional votes are not permitted and if the conversion of preferred shares results in a fractional share, it will be disregarded. Holders of Voting Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of common stock.

The holders of the Voting Preferred Shares are parties to an Amended and Restated Investors' Rights Agreement, dated July 9, 2010 (the "Investors' Rights Agreement"), which contains terms relating to the election of directors. This agreement provides for the continued election of the founders, Bryan Pate and Brent Teal, as the directors of the Company.

Preemptive Rights

The Series D-1 Preferred Stock does not include a right of first offer. However, under the Investors' Rights Agreement, each holder of a Voting Preferred Share has a right of first offer to purchase up to its pro rata share of any equity securities offered by the Company on the same price, terms and conditions as the Company offers such securities to other potential investors. This right does not apply to (i) the issuance of equity interests to employees, consultants, officers or directors of the Company pursuant to stock purchase or stock option plans approved by the board of directors, (ii) the issuance of securities in connection with acquisition transactions approved by the board of directors, (iii) the issuance of securities to financial institutions or lessors in connection with commercial credit arrangements, equipment financings or similar transactions approved by the board of directors, (iv) the issuance of securities in a "Qualified IPO" (a public offering raising at least $20,000,000), or (v) shares issued in connection with stock splits, stock dividends or like transactions. The right of first offer terminates immediately prior to: (i) a Qualified IPO, (ii) the sale of all or substantially all of the assets of the Company, or (iii) a merger, consolidation or other reorganization of the Company resulting in the transfer of 50% or more of its voting power.

Dividend Rights

All holders of preferred stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds at the dividend rate specified for such

shares of preferred stock payable in preference and priority to any declaration or payment of any distribution on the Company's common stock. The right to receive dividends is not cumulative and no right to dividends accrues to holders of preferred stock by reason of the fact that dividends are not declared or paid. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the Company, or the occurrence of a merger, acquisition or winding up of the Company (each a "liquidation transaction"), all holders of preferred stock are entitled to a liquidation preference that is senior to holders of the common stock. Holders of preferred stock will receive an amount for each share equal to the original price per share at issuance, adjusted for any stock split, stock dividend, reclassification, or the like as follows:

- $1.00 per share for each share of Series A-1 Preferred Stock,
- $1.07 per share for each share of Series A-2 Preferred Stock,
- $1.65 per share for each share of Series A-3 Preferred Stock,
- $3.00 per share for each share of Series A-4 Preferred Stock,
- $5.00 per share for each share of Series B Preferred Stock,
- $6.00 per share for each share of Series C Preferred Stock,
- $6.25 per share for each share of Series C-1 Preferred Stock,
- $6.50 per share for each share of Series D Preferred Stock, and
- $6.50 per share for each share of Series D-1 Preferred Stock

in each case plus any declared but unpaid dividends. If, upon such liquidation transaction the assets and funds that are distributable to the holders of preferred stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the preferred stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

After payment of all liquidation preferences to the holders of preferred stock, as outlined above, all remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of the preferred stock and the common stock based on the number of shares of common stock held by each, assuming conversion of all such shares of preferred stock into common stock.

Co-Sale Right

The Series D-1 Preferred Stock does not include a co-sale right. However, under the Investors' Rights Agreement, if either of the founders propose to sell or otherwise transfer any stock held by them to a third party who is not an investor, the founders shall first give notice of such transfer to all holders of preferred stock not also participating in such sale (the "Nonparticipating Investors"). Such notice shall specify the number of shares being transferred and the price per share. The Nonparticipating Investors shall then have ten days to provide the founders with notice of their intent to sell a pro rata portion of their holdings in lieu of the proposed sale by the founder, with the pro rata amount being determined on the basis of the total number of shares held by the particular Nonparticipating Investor relative to the total holdings of the other Nonparticipating Investors and the founder(s)

providing notice. Following the expiration of the ten (10) day period, the founder may then transfer its shares and the shares of the Nonparticipating Investors that elected to participate on substantially the same terms as set forth in the notice.

Common Stock

The Company is authorized to issue up to 6,000,000 shares of common stock. There are a total of 2,094,526 shares currently outstanding.

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

What it means to be a minority holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Series D-1 Preferred Stock, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the

purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the years ending December 31, 2015 and 2014 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

The Company's wholly owned operating subsidiaries ElliptiGO Incorporated and ElliptiGO Ltd. generate revenue by selling elliptical bicycles and related accessories in the United States and around the world. U.S. sales have historically represented 70 – 80% of the Company's annual sales. The Company's cost of sales includes royalty payments made under the license agreement for the Miller patents, which are 5% of the gross amount that the Company's operating entities receive in exchange for an elliptical cycle and one-half of any monies paid by sublicensees who have entered into a sublicense of the Miller patents. The Arc family of elliptical cycles are excepted from this payment requirement and are sold royalty-free.

Results of operations

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenue

Revenue for fiscal year 2015 was $5,145,449, about flat compared to fiscal year 2014 revenue of $5,167,060. As a result of more focus on the U.S. market, our higher-margin U.S. sales were up 10% year over year, offsetting a more than 30% decline in international sales. We believe that the decline in international sales resulted from us having a particularly strong 2014 internationally combined with a more concentrated focus on U.S. sales in 2015. We believe that the U.S. is the most important market for us to demonstrate success with the elliptical bicycle product category, so we spent the vast majority of our marketing and sales efforts in the U.S. in 2015 to the detriment of our international sales.

Cost of sales

Cost of sales in 2015 was $2,912,135, a decrease of approximately $204,000, from costs of $3,116,703 in fiscal year 2014. The reduction was largely due to an increase in higher-margin direct-to-consumer sales, a reduction in lower-margin international sales and a reduction in royalty payments because of the introduction of the royalty-free Arc model.

Gross margins

2015 gross profit increased by $183,000 over 2014 gross profit and gross margins as a percentage of revenues increased from 39.7% in 2014 to 43.4% in 2015. This improved performance was caused by an increase in higher-margin direct-to-consumer sales and a decrease in lower-margin international sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of ElliptiGO, Ltd. Expenses in 2015 increased $306,000 from 2014. Approximately $200,000 of this increase was due to increased compensation and benefits costs. The Company hired seven employees in 2015, three in sales, three in marketing and one in operations.

Year ended December 31, 2016 compared to year ended December 31, 2015

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

2016 was a very successful year for the Company as we experienced record revenues and unit sales. Global 2016 revenues are expected to exceed $5.8 million, up more than 12% from 2015. This increase in sales was primarily driven by US-based direct-to-consumer sales, which were up more than 50% over 2015 and represented 42% of total 2016 sales. We believe that this improved performance was primarily driven by two factors: the availability of the Arc model for the entire year and an aggressive digital marketing campaign that we began in March of 2016.

Cost of sales

Cost of sales in 2016 are expected to be approximately $3,217,500 in fiscal year 2016, up approximately $300,000 from 2015's cost of sales of $2,912,135. The increase in cost of sales was caused by the 12% increase in revenues in 2016 compared to 2015.

Gross margins

We expect gross profit in 2016 to be approximately $2,582,500 up from a 2015 gross profit of $2,233,314, an increase of almost $350,000. We expect gross margins as a percentage of revenue to increase from 43.4% in 2015 to more than 44% in 2016. This improved performance was primarily driven by a significant increase in higher-margin direct-to-consumer sales.

Expenses

We expect 2016 expenses to be approximately $3,950,000, up $1,010,000 from expenses of $2,940,140 in 2015. We expect that $650,000 of this increase will be from additional marketing spend, primarily related to the 2016 marketing campaign. $90,000 of the increase is from accrued interest expense related to the $1,000,000 term loan we took in December 2015. See "Indebtedness" below. The remaining increase is primarily related to increased wages, travel, rent and office expenses.

Liquidity and capital resources

Since its inception in 2007, the Company has raised $6,484,041 in equity in four rounds of funding. In addition, its subsidiary, ElliptiGO Incorporated, has issued two short-term notes. Concurrent with this offering, the Company is seeking to raise up to an additional $4 million through a private placement of its Series D Preferred Stock pursuant to Rule 506(c) under the Securities Act. Together

with the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, to conduct a price sensitivity test and to fund working capital. See "Use of Proceeds" below. The Company believes that the funds from the private placement and this offering will enable it to fund operations through 2018, when, based on current assumptions, it expects to reach profitability.

Indebtedness

On December 18, 2015, ElliptiGO Incorporated issued promissory notes totalling $1,000,000, pursuant to Rule 506(b) of the Securities Act. The notes accrue simple interest at 9% per annum and mature on December 17, 2017 and may be repaid prior to maturity with no prepayment penalty. The notes are secured by the inventory and accounts receivables of ElliptiGO Incorporated

Recent offerings of securities

In November 2013, the Company completed an exempt offering under Rule 506(b) of the Securities Act of 166,682 shares of its Series C Preferred Stock at a price of $6.00 per share, for total proceeds of $1,000,128.

In August 2014, the Company completed an exempt offering under Rule 506(c) of the Securities Act of 174,226 shares of its Series C-1 Preferred Stock at a price of $6.25 per share, for total proceeds of $1,088,912.50.

Valuation

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

USE OF PROCEEDS

We are seeking to raise $999,999 in this offering through Regulation Crowdfunding, with a minimum target raise of $50,004.50. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 2.5% on all funds raised. We will pay Start Engine $1,250 if we only raise the minimum target amount and $25,000 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $2.5 million that we project we will need in 2017 and 2018 to build on our successful marketing efforts of the past year. Specifically, we intend to invest in digital and social media marketing, make improvements to our website, and explore highly targeted direct response television.

As discussed above in "Financial condition – Liquidity and capital resources," the Company is conducting a concurrent private placement of up to $4 million of its Series D Preferred Stock at the same price and with the same rights as the Series D-1 Preferred Stock we are offering through Regulation Crowdfunding, with the exceptions discussed above (including that the shares of Series D-1 Preferred Stock will be non-voting while the shares of Series D Preferred Stock will include a voting right and a right of first offer).

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Annual reports

The Company will make annual reports available on its website.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on the Company's profile page on StartEngine.com.

[END OF EXHIBIT A]

EXHIBIT B TO FORM C

CONSOLIDATED FINANCIAL STATEMENTS FOR PT MOTION WORKS, INC.

EXHIBIT C TO FORM C

INFORMATION ABOUT THE COMPANY'S BUSINESS FROM STARTENGINE WEBSITE

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT FOR PT MOTION WORKS

EXHBIT E TO FORM C

STARTENGINE SUBSCRIPTION PROCESS